CUSIP No.
46059S200



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 8

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                IPIX Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    46059S200
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                          Burch, Porter & Johnson, PLLC
                                130 N. Court Ave.
                                Memphis, TN 38103
                                 (901) 524-5101
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2004
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Image Investor Portfolio, a separate series of Memphis Angels, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
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(3)      SEC Use Only

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(4) Source Of Funds*

          WC
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6) Citizenship Or Place Of Organization: Delaware

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Number Of Shares           (7)     Sole Voting Power         3,170,454 (1)
Beneficially Owned         (8)     Shared Voting Power       0
By Each Reporting          (9)     Sole Dispositive Power    2,833,738 (2)
Person With               (10)    Shared Dispositive Power     448,700 (3)

(11)  Aggregate Amount Beneficially Owned By Each Reporting Person 3,282,438 (3)
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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)           14.0%(4)

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(14) Type Of Reporting Person                                          OO

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(1) Consists of 105,443 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

     (2)  Consists of shares of Common Stock  issuable  upon  conversion  of (i)
93,164 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 448,700 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 111,984 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 9.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

      Memphis Angels, LLC

--------------------------------------------------------------------------------

(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
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(3)       SEC Use Only

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(4) Source Of Funds*

                  WC
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                  Delaware

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Number Of Shares           (7)     Sole Voting Power          3,170,454 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     2,833,738 (2)
Person With               (10)    Shared Dispositive Power      448,700 (3)

(11)   Aggregate Amount Beneficially Owned By Each Reporting Person   3,282,438

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)           14.0%(4)

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(14) Type Of Reporting Person                                         OO

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(1) Consists of 105,443 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(2) Consists of shares of Common Stock issuable upon conversion of (i) 93,164 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 448,700 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 111,984 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 9.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Paradigm Capital Equity Partners, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                           (a):     X
                           (b):

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(3)       SEC Use Only

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(4) Source Of Funds*

                   AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                  Delaware

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Number Of Shares           (7)     Sole Voting Power          3,170,454 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     2,833,738 (2)
Person With               (10)    Shared Dispositive Power      448,700 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  3,282,438

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)           14.0%(4)

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(14) Type Of Reporting Person                                         OO

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(1) Consists of 105,443 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(2) Consists of shares of Common Stock issuable upon conversion of (i) 93,164 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 448,700 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 111,984 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 9.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Paradigm Holdings
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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
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(3)       SEC Use Only

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(4) Source Of Funds*

                  AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                Delaware
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Number Of Shares            (7)     Sole Voting Power          3,170,454 (1)
Beneficially Owned          (8)     Shared Voting Power        0
By Each Reporting           (9)     Sole Dispositive Power     2,833,738 (2)
Person With                (10)    Shared Dispositive Power      448,700 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  3,282,438

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)          14.0% (4)

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(14)     Type Of Reporting Person                                    PN

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(1) Consists of 105,443 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 93,164 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(3) The Reporting Person shares the power to dispose or direct the disposition of 448,700 shares of common stock with First Avenue (defined herein in Item 4). Of such shares, the Reporting Person disclaims beneficial ownership of 111,984 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 9.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.




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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Frank A. McGrew IV
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(2)               Check The Appropriate Box If A Member Of A Group (a): X
                        (b):
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(3)      SEC Use Only

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(4) Source Of Funds*

               AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)       Citizenship Or Place Of Organization

                  Tennessee

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Number Of Shares           (7)   Sole Voting Power
Beneficially Owned         (8)   Shared Voting Power        3,170,454 (1)
By Each Reporting          (9)   Sole Dispositive Power
Person With               (10)   Shared Dispositive Power   3,282,438 (2) & (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  3,282,438

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(12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*[ ]

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(13) Percent Of Class Represented By Amount In Row (11)          14.0%(4)

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(14) Type Of Reporting Person                                    IN

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(1) Consists of 105,443 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 118,282 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Consists of shares of Common Stock issuable upon conversion of (i) 93,164 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 99,600 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See
Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(3) The Reporting Person shares the power to dispose or direct the disposition of 448,700 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 111,984 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 9.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

ITEM 1.         SECURITY AND ISSUER.

        This Amendment No. 8 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of IPIX Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001, October 1, 2001, March 25, 2002, May 7, 2004, May 12, 2004, June 16, 2004, and July 2, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.

     Item 3 of the Schedule 13D is amended, in pertinent part, to add the following paragraph:

     On August 2, 2004, Image exercised a portion of the Tranche A Warrants, acquiring 149,400 shares of Series B Preferred Stock of the Company in exchange for an aggregate exercise price of $2,988,000. The source of funds used by Image in connection with the exercise of such portion of the Tranche A Warrants was working capital and other funds.

ITEM 4.         PURPOSE OF THE TRANSACTION.


         The last sentence of the twenty-first paragraph of Item 4 of the
Schedule 13D is amended and restated in its entirety as follows:

As of July 16, 2004, the Filing Persons and First Avenue had sold 1,203,139 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans; and on such date the 10b5-1 Trading Plans terminated in accordance with its terms.

The twenty-second paragraph of the Schedule 13D is amended and restated in its entirety as follows:

         Pursuant to the terms of the Tranche A Warrants, on August 2, 2004, the Filing Persons elected to purchase 149,400 shares of the Series B Preferred Stock for a total exercise price of $2,988,000. In addition, on August 2, 2004, in accordance with the conversion terms of the preferred stock, the Filing Persons converted 149,400 shares of Series B Preferred Stock into 1,375,600 shares of common stock. During the period of July 29, 2004 through August 2, 2004, the Filing Persons sold 1,613,122 shares of common stock by executing sales through a broker-dealer into the market.

Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-third paragraph:

         On August 3, 2004, the Filing Persons and First Avenue entered into an agreement to share the power to dispose or direct the disposition of 500,000 shares of common stock by executing sales through a broker-dealer into the market (the "Disposition Agreement II"). As of August 13, 2004, the Filing Persons and First Avenue have sold 51,300 shares of such common stock by executing sales through a broker-dealer into the market.

Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-fourth paragraph:

         Other than as described above, the Filing Persons have no current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. The Filing Persons reserve the right to develop such plans or proposals in the future.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Each of the Filing Persons may be deemed to beneficially own 3,282,438 shares of common stock. Such shares, based on the capitalization of the Company as of August 6, 2004 (in accordance with information provided by Company's counsel), constitute 14.0% of the common stock. However, the Filing Persons' actual voting interest is 9.7% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because the Filing Persons do not have the power to vote a portion of the shares that it may be deemed to beneficially own.

         On August 3, 2004, the Filing Persons and First Avenue entered into Disposition Agreement II to dispose of 500,000 shares of common stock of the Company by executing sales through a broker-dealer into the market.

         Based on information available to the Filing Persons, First Avenue may be deemed to beneficially own 1,025,754 shares of common stock, constituting 4.9% of the outstanding common stock of the Company.

         (b) Of the 3,282,438 shares of common stock beneficially owned by the Filing Persons, the Filing Persons have sole power to vote or to direct the vote of 3,170,454 shares of common stock; have sole power to dispose or direct the disposition of 2,833,738 shares of common stock; and have shared power to dispose or direct the disposition of 448,700 shares of common stock.

         The 3,170,454 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to vote or direct the vote, include the following: (i) 105,443 shares of common stock; (ii) 1,089,082 shares of common stock underlying the 118,282 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (iii) 1,058,862 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iv) 917,067 shares of common stock issuable upon conversion of 99,600 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The 2,833,738 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to dispose or direct the disposition, include the following: (i) 857,808 shares of common stock underlying the 93,164 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (ii) 1,058,862 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iii) 917,067 shares of common stock issuable upon conversion of 99,600 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The Filing Persons have shared power to dispose or to direct the disposition of 448,700 shares of common stock (the "Agreement Shares") as a result of entering into Disposition Agreement II on August 3, 2004. The Filing Persons have sole power to vote or direct the vote of 336,716 of the Agreement Shares. The Filing Persons disclaim beneficial ownership of 111,984 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

         The principal business of First Avenue Partners, L.P., a Tennessee limited partnership, is investing in securities of private and public companies and is located at 30 Burton Hills Blvd., Nashville, TN 37215.

         Based on information available to the Filing Persons, First Avenue has the following interests in the securities of IPIX Corporation:

First Avenue Partners, L.P.                     Common Stock            Percent
                                                Beneficially Owned     of Class
         Sole Voting Power                         689,038
         Shared Voting Power                          -0-
         Sole Dispositive Power                    577,054
         Shared Dispositive Power                  448,700
         Aggregate Amount Beneficially Owned      1,025,754              4.9  %



(c) Transactions in the common stock of IPIX Corporation by the Reporting Persons and First Avenue since the most recent filing of Schedule 13D are as follows:


July 29, 2004

     Reporting Persons: Sale of 395,167 shares of common stock for a price per share of $9.0399 in an open market transaction.

July 30, 2004

     Reporting Persons: Sale of 416,155 shares of common stock for a price per share of $9.1076 in an open market transaction.


August 2, 2004

         Reporting Persons: Issuance of 1,375,600 shares of common stock upon conversion of 149,400 shares of Series B Preferred Stock acquired upon the exercise of Tranche A Warrants.

         Reporting Persons: Sale of 301,800 shares of common stock for a price per share of $9.4711 in an open market transaction.

         Reporting Persons: Sale of 500,000 shares of common stock for a price per share of $9.0457 in an open market transaction.

August 3, 2004

     Reporting Persons: Sale of 8,480 shares of common stock for a price per share of $9.0198 in an open market transaction.

     First Avenue: Sale of 2,820 shares of common stock for a price per share of $9.0198 in an open market transaction.

August 4, 2004

     Reporting Persons: Sale of 30,017 shares of common stock for a price per share of $9.0187 in an open market transaction.

     First Avenue: Sale of 9,983 shares of common stock for a price per share of $9.0187 in an open market transaction.


         Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, since the most recent filing of Schedule 13D.

        (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Certificate of Designation, and the Disposition Agreement II, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2004


                             IMAGE INVESTOR PORTFOLIO,
                               a separate series of

                            MEMPHIS ANGELS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM CAPITAL EQUITY PARTNERS, LLC,
                                    its Manager

                                        By: PARADIGM HOLDINGS,
                                        its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            -----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner


                            PARADIGM CAPITAL EQUITY
                            PARTNERS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM HOLDINGS,
                                    its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            ----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner

                            PARADIGM HOLDINGS,
                               a Delaware general partnership

                               By: /s/ Frank A. McGrew IV
                               ----------------------
                               Name: Frank A. McGrew IV
                               Title: Managing Partner

                            FRANK A. MCGREW IV

                               /s/ Frank A. McGrew IV
                               -----------------------------